Exhibit 99.1

28 May 2026

Ms Melissa Kostopoulos

Senior Adviser, Listings Compliance (Melbourne)

ASX Limited

Dear Ms Kostopoulos

RE:	Immuron Limited (‘IMC’): Response to Price Query

I refer to your letter dated 28 May 2026 regarding IMC’s Price Query. The Company’s responses to the numbered questions set out in the letter are as follows:

1.	Is IMC aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

Immuron Limited (ASX: IMC; NASDAQ: IMRN) (the Company) is not aware of any information concerning it that has not been announced to the market which, if known, would explain the recent trading in the Company ‘securities.

2.	If the answer to question 1 is “no”, is there any other explanation that IMC may have for the recent trading in its securities?

As previously disclosed in the ASX/NASDAQ announcement lodged on 8 May 2026, the CEO, Steve Lydeamore, delivered a presentation at the Emerging Growth Conference held in the United States.

3.	Please confirm that IMC is complying with the Listing Rules and, in particular, Listing Rule 3.1.

The Company confirms that it is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

4.	Please confirm that IMC’s responses to the questions above have been authorised and approved under its published continuous disclosure policy or otherwise by its board or an officer of IMC with delegated authority from the board to respond to ASX on disclosure matters.

This response has been authorised and approved by the Board of Directors.

Yours Sincerely

Olga Smejkalova

Company Secretary

Level 3, 62 Lygon Street,	www.immuron.com	Phone: + 61 (0)3 9824 5254
Carlton South, Victoria		Facsimile: + 61 (0)3 9822 7735
AUSTRALIA 3053	ABN: 80 063 114 045

28 May 2026

Ms Olga Smejkalova

Company Secretary

Immuron Limited

Level 3, 62 Lygon Street

Carlton, Vic 3053

By email:o.smejkalova@acclime.com

Dear Ms Smejkalova

Immuron Limited (‘IMC’): Price Query

ASX refers to the following:

A.	The change in the price of IMC’s securities from a low of $0.032 at close of trade yesterday 27/05/2026 to a high of $0.044 today at the time of writing.

B.	The significant increase in the volume of IMC’s securities traded today.

Request for information

In light of this, ASX asks IMC to respond separately to each of the following questions and requests for information:

1.	Is IMC aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

If the answer to question 1 is “yes”.

(a)	Is IMC relying on Listing Rule 3.1A not to announce that information under Listing Rule 3.1? Please note that the recent trading in IMC’s securities would suggest to ASX that such information may have ceased to be confidential and therefore IMC may no longer be able to rely on Listing Rule 3.1A. Accordingly, if the answer to this question is “yes”, you need to contact us immediately to discuss the situation.

(b)	Can an announcement be made immediately? Please note, if the answer to this question is “no”, you need to contact us immediately to discuss requesting a trading halt (see below).

(c)	If an announcement cannot be made immediately, why not and when is it expected that an announcement will be made?

2.	If the answer to question 1 is “no”, is there any other explanation that IMC may have for the recent trading in its securities?

3.	Please confirm that IMC is complying with the Listing Rules and, in particular, Listing Rule 3.1.

4.	Please confirm that IMC’s responses to the questions above have been authorised and approved under its published continuous disclosure policy or otherwise by its board or an officer of IMC with delegated authority from the board to respond to ASX on disclosure matters.

ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

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When and where to send your response

This request is made under Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by no later than 1:00 PM AEST Thursday, 28 May 2026.

You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, IMC’s obligation is to disclose the information ‘immediately’. This may require the information to be disclosed before the deadline set out in the previous paragraph and may require IMC to request a trading halt immediately.

Your response should be sent by e-mail to ListingsComplianceMelbourne@asx.com.au. It should not be sent directly to the ASX Market Announcements Office. This is to allow us to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Trading halt

If you are unable to respond to this letter by the time specified above, or if the answer to question 1 is “yes” and an announcement cannot be made immediately, you should discuss with us whether it is appropriate to request a trading halt in IMC’s securities under Listing Rule 17.1. If you wish to request a trading halt, you must tell us:

●	the reasons for the trading halt;

●	how long you want the trading halt to last;

●	the event you expect to happen that will end the trading halt;

●	that you are not aware of any reason why the trading halt should not be granted; and

●	any other information necessary to inform the market about the trading halt, or that we ask for.

We require the request for a trading halt to be in writing. The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. You can find further information about trading halts in Guidance Note 16 Trading Halts and Voluntary Suspensions.

Suspension

If you are unable to respond to this letter by the time specified above, ASX will likely suspend trading in IMC’s securities under Listing Rule 17.3.1.

Listing Rules 3.1 and 3.1A

In responding to this letter, you should have regard to IMC’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. It should be noted that IMC’s obligation to disclose information under Listing Rule 3.1 is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

Release of correspondence between ASX and entity

ASX reserves the right to release all or any part of this letter, your reply and any other related correspondence between us to the market under Listing Rule 18.7A. The usual course is for correspondence to be released to the market.

Regards

ASX Compliance

ASX Customer Service Centre 131 279 | asx.com.au

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